Mail Stop 4561
                                                           February 24, 2017

Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd, Suite 1700
Fort Lauderdale, FL 33301

       Re:     Entranet, Inc.
               Amendment No. 1 to Registration Statement on Form S-1 Filed February 9, 2017
               File No. 333-215446

Dear Mr. Papageorgiou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2017 letter.

Description of Business

Intellectual Property, page 56

1. We note from your disclosure on page 16 that on February 23, 2016 your marks were published with the USPTO. Please reconcile this statement with the disclosure on page
       56 where you state that that you have not yet received confirmation from the USPTO.
 Eleftherios Papageorgiou
Entranet, Inc.
February 24, 2017
Page 2

Executive Compensation

Employment Agreements with Management, page 74

2. You disclose in the second paragraph on page 75 that the consulting agreement with Mr.
       Theocharis is filed as exhibit 10.7. That agreement is not included in the exhibit index and does not appear to have been filed. Please revise. In addition, clarify the terms under which he continues to provide consulting services and similarly clarify the disclosure for
       Mr. Kontos, in accordance with our prior comment 6.

Exhibits, page 79

Exhibit 5.1

3. The revised opinion states that there are "approximately 43 shareholders holding
       1,323,472 shares." This statement appears to be inconsistent with the disclosure in the prospectus, which states that while there are 43 shareholders of record, you have
       29,353,472 shares outstanding. Please submit a revised opinion in accordance with our prior comment 12.

Signatures, page 81

4. Refer to Instructions (1) and (2) under Signatures in Form S-1 and revise to indicate the capacities in which Mr. Papageorgiou is signing the registration statement, in accordance with our prior comment 14. Please note that the registration statement must indicate that it is being signed by the principal executive officer, principal financial officer, and the controller or principal accounting officer.


       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Gabriel Eckstein,
Attorney-Advisor, at (202) 551-3286 with any questions. If you require further assistance, you may contact me or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                            Sincerely,

                                                            /s/ Jan Woo

                                                            Jan Woo
                                                            Legal Branch Chief
                                                            Office of
Information Technologies
                                                            and Services


cc:    William Eilers, Esq.
       Eilers Law Group, P.A.